EXHIBIT 99.1

eFuture Announces Unaudited Second Quarter 2014 Financial Results

BEIJING, Aug. 18, 2014 (GLOBE NEWSWIRE) -- eFuture Information Technology Inc. (Nasdaq:EFUT) (the "Company" or "eFuture"), a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights

  Total revenue decreased 31% year-over-year to RMB31.0 million (US$5.0 million).
  Gross profit decreased 23% year-over-year to RMB10.7 million (US$1.7 million).
  Adjusted EBITDA was negative RMB4.1 million (US$0.7 million), compared to an adjusted EBITDA of negative RMB3.4 million in the second quarter 2013.
  Operating loss was RMB5.9 million, compared to an operating loss of RMB5.2 million in the second quarter 2013.
  Net loss was RMB4.4 million (US$0.7 million), compared to a net loss of RMB4.9 million in the second quarter 2013.

Chairman's Message

Mr. Adam Yan, Chairman and Chief Executive Officer of eFuture, commented, "Driven by myStore, a mobile shopping social network connecting physical stores with social local mobile and personalized (SoLoMoMe) consumers, our 2014 strategy is to create a true omni-channel model to help retailers in accelerating the inevitable transition to mobile internet.

"As the traditional department stores and groceries face great pressures from the explosive increase in e-commerce, many chose to delay opening new stores or even reduce the current number of stores. This had an immediate negative impact on our traditional software license revenue. However, we also were able to identify many new opportunities in the e-commerce and logistics industries. New wins in e-commerce and logistics industries were relatively larger and more complicated with longer implementation cycles. Therefore, revenue will be recognized more slowly than has historically been the case. As a result backlog increased 34.8% year-over-year, valued at RMB178 million (US$29 million) as of June 30, 2014.

"At July 31, 2014, myStore had approximately 800,000 registered users, compared with 630,000 registered users at April 30, 2014.  Our chain retailer customers currently are in trial period and only using myStore services in a limited number of their stores.   The user base is expected to increase once those retailers successfully complete the trial period and include all their stores in myStore in the second half-year.

"It is now becoming clear that online shopping is not the physical retail's predator, but only a branch of its omni-channels, as is mobile shopping and social shopping.   Traditional physical retailers and pure online retailers are accelerating their transition from a single channel to omni-channels to better serve their SoLoMoMe customers. We have initiated a pilot omni-channel project with one of our top chain retailers in the second quarter. After the trial period, they expect to do a roll out to all stores across China."

SECOND QUARTER 2014 FINANCIAL RESULTS

Revenue

Total revenue for the second quarter 2014 decreased 31% to RMB31.0 million (US$5.0million) from RMB45.1 million in the second quarter 2013.

Revenue Breakdown

	2Q13	2Q14
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Software license sales	12,879	7,847	1,265	-39%
Hardware sales	12,312	1,342	216	-89%
Service fee income	19,862	21,818	3,517	10%
Total	45,053	31,007	4,998	-31%

Software license revenue for the second quarter 2014 decreased 39% year-over-year to RMB7.8 million (US$1.3 million) from RMB12.9 million in the second quarter 2013. The decrease was primarily attributable to the decreased software license sales as a result of the delayed new stores openings of our customers.

Hardware revenue in the second quarter 2014 decreased 89% year-over-year to RMB1.3 million (US$0.2 million) from RMB 12.3 million in the second quarter 2013. The decrease was a result of the completion of a few one-off large projects in the logistics and grocery industries which occurred in the second quarter 2013.

Service fee income for the second quarter 2014 increased 10% year-over-year to RMB21.8 million (US$ 3.5 million) from RMB19.9 million in the second quarter 2013, which was primarily attributable to increased maintenance service fee income from key customers in the grocery industry.

Cost of Revenue

Cost of revenue for the second quarter 2014 decreased 35% to RMB20.4 million (US$3.3 million) from RMB31.2 million in the second quarter 2013.

Cost of Revenue Breakdown

	2Q13	2Q14
	RMB '000	RMB '000	USD '000	Y-o-Y Change
Cost of software license sales	3,457	1,409	227	-59%
Cost of hardware sales	10,204	1,308	211	-87%
Cost of service fee	16,662	16,703	2,692	0%
Amortization of acquired technology	72	--	--	-100%
Amortization of software costs	823	934	151	13%
Total	31,218	20,354	3,281	-35%

Gross Profit and Gross Margin

Gross profit for the second quarter 2014 was RMB10.7 million (US$1.7 million), compared with RMB13.8 million in the second quarter 2013, and consolidated gross margin for the second quarter 2014 was 34%, compared with 31% in the second quarter 2013. The increases were primarily due to a lower proportion of low-margin hardware sales.

Operating Expenses

Research and development ("R&D") expenses for the second quarter 2014 decreased 20% year-over-year to RMB0.4 million (US$70,530), or 1% of total revenue, compared with RMB0.5 million, or 1% of total revenue in the second quarter 2013. R&D expenses, as a percentage of total revenue, was stable.

General and administrative expenses ("G&A") for the second quarter 2014 decreased 17% year-over-year to RMB6.3 million (US$1.0 million), representing 20% of total revenue, compared with RMB7.6 million, or 17% of total revenue in the second quarter 2013. The decrease in G&A expenses was primarily attributable to a lower head count as a result of improved management efficiency.

Selling and distribution ("S&D") expenses for the second quarter 2014 decreased 10% year-over-year to RMB9.8 million (US$1.6 million), representing 32% of total revenue, compared with RMB10.9 million, or 24% of total revenue in the second quarter 2013. The decrease in S&D expenses was in line with the decrease in total revenue excluding hardware sales.

Operating Loss

Operating loss in the second quarter 2014 was RMB5.9 million (US$1.0 million), compared to operating loss of RMB5.2 million in the second quarter 2013.

Net Loss/Adjusted Net Loss and Loss Per Share/Adjusted Loss Per Share

Second quarter 2014 net loss was RMB 4.4 million (US$0.7 million), compared with a net loss of RMB4.9 million in the second quarter 2013. Adjusted net loss for the second quarter 2014 was RMB3.1 million (US$0.5 million), compared with an adjusted net loss of RMB3.6 million in the second quarter 2013.

Basic and diluted loss per share in the second quarter 2014 was RMB1.06 (US$0.17), compared to basic and diluted loss per share of RMB1.16 in the second quarter 2013. Adjusted diluted loss per share was RMB0.74 (US$0.12), compared to adjusted diluted loss per share of RMB0.84 in the second quarter 2013.

EBITDA

Adjusted EBITDA for the second quarter 2014 was negative RMB4.1 million (US$ 0.7 million), compared to negative RMB3.4 million in the second quarter 2013.

Balance Sheet and Cash Flow

As of June 30, 2014, cash and cash equivalents were RMB16.1 million (US$2.6 million), a decrease of RMB46.6 million from RMB62.6 million as of December 31, 2013. The decrease was primarily attributable to the payment of annual bonuses and the expenditures incurred on customers' projects.

Total accounts receivable as of June 30, 2014 decreased 17% to RMB21.9 million (US$3.5 million) from RMB26.4 million as of December 31, 2013. The decrease was primarily due to the improved collection of trade receivables.

Inventory and work in process as of June 30, 2014 increased 62% to RMB32.2 million (US$5.2 million) from RMB19.9 million as of December 31, 2013. The increase was primarily attributable to an increase in a number of on-going projects which had not reached the point of revenue recognition.

For the quarter ended June 30, 2014, net cash used in operating activities was RMB5.6 million (US$0.9 million). Net cash used in investing activities was RMB7.2 million (US$1.2 million).

THIRD QUARTER 2014 GUIDANCE

eFuture expects total revenue for the third quarter 2014 to be in the range of RMB32 million (US$5.2 million) to RMB37 million (US$6.0 million). Adjusted EBITDA for the third quarter 2014 is expected to be in the range of negative RMB4 million (US$0.6 million) to negative RMB1 million (US$0.2 million).

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.2036 to US$1.00, the noon buying rate for U.S. dollars in effect on June 30, 2014 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture's unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company's performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to eFuture's historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture's management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture's management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company's cost structure, eFuture's management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company's future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture's financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture's operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company's EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company's year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading provider of software and mobile social shopping network services to China's rapidly growing retail and consumer goods industries. As a pioneer and proponent of omni-channel and mobile internet solutions in the Asia-pacific, we developed myStore, a mobile shopping social network, to help retailers level the playing field with e-commerce players by connecting physical stores with social local mobile and personalized (SoLoMoMe) consumers. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, 2013 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's effective implementation of and transition to an omni-channel model; eFuture's future business development, results of operations and financial condition; expected changes in the Company's revenue and certain cost or expense items; eFuture's ability to attract clients and leverage its brand; trends and competition in the software industry; the Company's ability to control expenses and maintain profit margins; the Company's ability to hire, train and retain qualified managerial and other employees; the Company's ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of August 18, 2014, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

– FINANCIAL TABLES TO FOLLOW –

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES		Exchange rate	6.2036
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31, 2013	June 30, 2014	June 30, 2014
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	62,620,652	16,067,963	2,590,103
Trade receivables, net of allowance for doubtful accounts of ¥3,682,874 and ¥4,464,402 ($719,647), respectively	26,436,484	21,874,687	3,526,128
Refundable value added tax	2,047,262	2,352,929	379,284
Advances to employees	1,448,742	1,668,962	269,031
Advances to suppliers	--	411,219	66,287
Other receivables	2,094,282	2,436,330	392,728
Prepaid expenses	1,237,347	933,550	150,485
Inventory and work in process, net of inventory provision of ¥3,415,570 and ¥7,669,068 ($1,236,229), respectively	19,900,382	32,192,869	5,189,385
Total current assets	115,785,151	77,938,509	12,563,432
Non-current assets
Long-term investments, net of impairment of ¥240,000 and ¥240,000 ($38,687), respectively	--	--	--
Property and equipment, net of accumulated depreciation of ¥8,134,647 and ¥9,091,633 ($1,465,541), respectively	3,498,773	3,284,631	529,472
Intangible assets, net of accumulated amortization of ¥76,424,196 and ¥78,292,073 ($12,620,424), respectively	33,601,807	42,050,333	6,778,376
Goodwill	80,625,667	80,625,667	12,996,593
Deferred tax assets	8,475,460	9,780,943	1,576,656
Total non-current assets	126,201,707	135,741,574	21,881,097
Total assets	241,986,858	213,680,083	34,444,529

LIABILITIES AND EQUITY
Current liabilities
Trade payables	11,999,261	8,925,570	1,438,773
Other payables	18,381,881	13,832,102	2,229,690
Accrued expenses	22,237,200	9,833,210	1,585,081
Taxes payable	15,608,001	7,306,494	1,177,783
Advances from customers	54,070,691	62,976,807	10,151,654
Total current liabilities	122,297,034	102,874,183	16,582,981

Equity
Ordinary shares $0.0756 U.S. dollars par value; 6,613,756 shares, authorized; 3,921,176 shares and 3,943,976 shares issued and outstanding, respectively	2,326,182	2,336,734	376,674
Additional paid-in capital	231,082,930	231,728,790	37,353,922
Statutory reserves	7,569,001	7,569,001	1,220,098
Accumulated deficits	(121,288,289)	(130,828,625)	(21,089,146)
Total equity	119,689,824	110,805,900	17,861,548
Total liabilities and equity	241,986,858	213,680,083	34,444,529

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES					Exchange rate	6.2036
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30, 2013	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Revenues
Software revenue	19,525,176	15,266,616	2,460,928	12,878,852	7,846,492	1,264,829
Hardware revenue	16,529,625	1,843,700	297,198	12,312,332	1,342,132	216,347
Service fee revenue	31,520,022	36,794,759	5,931,195	19,862,293	21,817,970	3,516,985
Total Revenues	67,574,823	53,905,075	8,689,321	45,053,477	31,006,594	4,998,161

Cost of revenues
Cost of software revenue	3,844,497	4,748,741	765,481	3,457,435	1,408,785	227,092
Cost of hardware revenue	13,926,242	1,730,406	278,936	10,204,267	1,308,346	210,901
Cost of service fee revenue	25,273,484	25,218,999	4,065,220	16,661,945	16,702,671	2,692,416
Amortization of acquired technology	286,000	--	--	71,500	--	--
Amortization of software costs	1,687,854	1,867,877	301,096	823,048	933,939	150,548
Total Cost of Revenues	45,018,077	33,566,023	5,410,733	31,218,195	20,353,741	3,280,956

Gross Profit	22,556,746	20,339,052	3,278,588	13,835,282	10,652,853	1,717,205

Operating Expenses
Research and development expenses	1,375,538	746,818	120,385	549,396	437,538	70,530
General and administrative expenses	13,638,864	11,269,130	1,816,547	7,609,556	6,326,461	1,019,805
Selling and distribution expenses	20,041,710	19,733,112	3,180,913	10,881,272	9,827,055	1,584,089
Total Operating Expenses	35,056,112	31,749,060	5,117,845	19,040,224	16,591,054	2,674,424

Loss from operations	(12,499,366)	(11,410,008)	(1,839,257)	(5,204,942)	(5,938,201)	(957,219)

Other income (expenses)
Interest income	222,655	410,543	66,178	63,738	328,158	52,898
Other income	(19,554)	134,972	21,757	(19,990)	134,972	21,757
Foreign currency exchange gain (loss)	(68,221)	18,674	3,010	(55,887)	391	63
Loss before income tax	(12,364,486)	(10,845,819)	(1,748,312)	(5,217,081)	(5,474,680)	(882,500)
Less: Income tax benefit	(1,389,857)	(1,305,483)	(210,440)	(282,751)	(1,030,760)	(166,155)
Net Loss	(10,974,629)	(9,540,336)	(1,537,872)	(4,934,330)	(4,443,920)	(716,345)
Loss per share
Basic	(2.58)	(2.27)	(0.37)	(1.16)	(1.06)	(0.17)
Diluted	(2.58)	(2.27)	(0.37)	(1.16)	(1.06)	(0.17)
Basic Weighted-average Shares Outstanding	4,254,676	4,205,828	4,205,828	4,253,412	4,206,176	4,206,176
Fully-Diluted Weighted-average Shares Outstanding	4,254,676	4,206,303	4,206,303	4,253,412	4,206,176	4,206,176

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES					Exchange rate	6.2036
NON-GAAP MEASURES OF PERFORMANCE

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30, 2013	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING INCOME (LOSS) AND ADJUSTED EBITDA

Operating loss (GAAP Basis)	(12,499,366)	(11,410,008)	(1,839,257)	(5,204,942)	(5,938,201)	(957,219)

Adjustments for non-GAAP measures of performance:
Add back amortization of acquired software technology	286,000	--	--	71,500	--	--
Add back amortization of intangibles	1,687,854	1,867,877	301,096	823,048	933,939	150,548
Add back share-based compensation expenses	926,546	600,607	96,816	458,549	379,520	61,177
Adjusted non-GAAP operating loss	(9,598,966)	(8,941,524)	(1,441,345)	(3,851,845)	(4,624,742)	(745,493)
Add back depreciation	983,493	964,047	155,401	489,600	475,454	76,642

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	(8,615,473)	(7,977,477)	(1,285,944)	(3,362,245)	(4,149,288)	(668,852)

NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-18%	-21%	-21%	-12%	-19%	-19%

Adjustments for non-GAAP measures of performance:
Amortization of acquired software technology	0%	0%	0%	0%	0%	0%
Amortization of intangibles	2%	3%	3%	2%	3%	3%
Share-based compensation expenses	1%	1%	1%	1%	1%	1%
Adjusted non-GAAP operating loss	-14%	-17%	-17%	-9%	-15%	-15%
Depreciation	1%	2%	2%	1%	2%	2%

Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization)	-13%	-15%	-15%	-7%	-13%	-13%

NON-GAAP EARNINGS PER SHARE
Net loss	(10,974,629)	(9,540,336)	(1,537,871)	(4,934,330)	(4,443,920)	(716,345)
Amortization of acquired software technology	286,000	--	--	71,500	--	--
Amortization of intangibles	1,687,854	1,867,877	301,096	823,048	933,939	150,548
Share-based compensation expenses	926,546	600,607	96,816	458,549	379,520	61,177
Adjusted Net Loss	(8,074,229)	(7,071,852)	(1,139,959)	(3,581,233)	(3,130,461)	(504,620)

Adjusted non-GAAP diluted earnings (loss) per share	(1.90)	(1.68)	(0.27)	(0.84)	(0.74)	(0.12)
Shares used to compute non-GAAP diluted earnings (loss) per share	4,254,676	4,206,303	4,206,303	4,253,412	4,206,176	4,206,176

EFUTURE INFORMATION TECHNOLOGY INC. AND SUBSIDIARIES					Exchange rate	6.2036
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	June 30, 2013	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	(Audited)	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(10,974,629)	(9,540,336)	(1,537,872)	(4,934,330)	(4,443,920)	(716,345)
Adjustments to reconcile net loss to net cash flows provided by (used in) operating activities:
Depreciation of property and equipment	983,493	964,047	155,401	489,600	475,454	76,642
Amortization of intangible assets	1,973,854	1,867,877	301,096	894,548	933,939	150,548
Loss (gain) on disposal of property and equipment	1,421	(783)	(126)	1,421	(783)	(126)
Allowance for doubtful accounts	1,927,957	1,445,075	232,941	332,674	449,669	72,485
Provision for loss in inventory and work in process	3,556,875	4,253,498	685,650	3,556,875	4,253,498	685,650
Compensation expenses	926,546	600,607	96,816	458,549	379,520	61,177
Deferred income taxes	(1,389,883)	(1,305,483)	(210,440)	(282,778)	(1,030,759)	(166,155)
Foreign exchange loss (gain)	47,298	6,471	1,043	37,033	(28,809)	(4,644)
Changes in assets and liabilities:
Trade receivables	794,759	2,816,722	454,046	974,749	(1,152,787)	(185,825)
Refundable value added tax	1,670,900	(305,667)	(49,273)	(686,364)	1,123,867	181,164
Advances to employees	32,606	(220,220)	(35,499)	98,620	(257,262)	(41,470)
Advances to suppliers	(44,432)	(411,219)	(66,287)	(25,218)	(411,219)	(66,287)
Other receivables	289,061	(42,048)	(6,778)	293,561	252,236	40,660
Prepaid expenses	(1,559,813)	303,797	48,971	(1,379,833)	295,800	47,682
Inventory and work in process	(8,613,623)	(16,545,985)	(2,667,158)	890,187	(6,435,055)	(1,037,311)
Trade payables	(8,358,989)	(3,073,691)	(495,469)	(2,562,469)	397,303	64,044
Other payables	(803,847)	(4,549,779)	(733,409)	3,960,143	(168,420)	(27,149)
Accrued expenses	(16,919,469)	(12,403,990)	(1,999,483)	(3,314,047)	(239,920)	(38,674)
Taxes payable	(3,092,883)	(8,176,375)	(1,318,005)	(1,366,062)	(3,706,783)	(597,521)
Advances from customers	9,520,543	8,906,116	1,435,637	4,339,511	3,676,846	592,695
Net cash provided by (used in) operating activities	(30,032,255)	(35,411,366)	(5,708,196)	1,776,370	(5,637,585)	(908,760)

Cash flows from investing activities:
Purchases of property and equipment	(424,584)	(877,554)	(141,459)	(284,494)	(213,615)	(34,434)
Payments for intangible assets	(9,374,105)	(10,316,403)	(1,662,970)	(5,572,009)	(6,981,477)	(1,125,391)
Cash received from disposal of property and equipment	5,650	3,300	532	3,750	3,300	532
Net cash used in investing activities	(9,793,039)	(11,190,657)	(1,803,897)	(5,852,753)	(7,191,792)	(1,159,293)

Cash flows from financing activities:
Proceeds from exercise of options by employees	--	55,805	8,996	--	--	--
Net cash used in financing activities	--	55,805	8,996	--	--	--

Effect of exchange rate changes on cash and cash equivalents	(47,298)	(6,471)	(1,043)	(37,033)	28,809	4,644

Net decrease in cash and cash equivalents	(39,872,592)	(46,552,689)	(7,504,141)	(4,113,416)	(12,800,568)	(2,063,410)

Cash and cash equivalents at beginning of period	79,373,365	62,620,652	10,094,244	43,614,189	28,868,531	4,653,513
Cash and cash equivalents at end of period	39,500,773	16,067,963	2,590,103	39,500,773	16,067,963	2,590,103

Supplemental cash flow information
Income tax paid	3,796,612	3,736,424	602,299	3,666,041	3,511,237	566,000
CONTACT: Investor Contact:
         Troe Wen, Company Secretary
         eFuture Information Technology Inc.
         +86 10 52937699
         ir@e-future.com.cn